



08006105

Suite 402  Toronto  Ontario  M5G 2C2
Tel  416  979  1991
Fax  416  979  5893
www.uraniumparticipation.com

November 19, 2008

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
U.S.A

Attn:  Paul Dudek, Office Chief
       Office of International Corporate Finance

Ladies and Gentlemen:              Re:     Uranium Participation Corporation (the "Company")
                                           Filing Pursuant to Rule 12g3-2(b) under the Securities
                                           Exchange Act of 1934 (**SEC File No. 82-35023**)

The Company hereby submits for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Act of 1934, as amended:

A.     Information which the Company has made public pursuant to Canadian federal and provincial
       corporate and securities laws

       Press Release dated November 19, 2008

**PROCESSED**

**DEC 0 9 2008**

B.     Information filed by the Company with the Toronto Stock Exchange **THOMSON REUTERS**

       None

C.     Information which the Company has offered for distribution to its security holders

       None

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience.  If you have any questions regarding the enclosures, please do not hesitate to call the undersigned at (416) 979 – 1991 Ext: 366.

Very truly yours,

URANIUM PARTICIPATION CORPORATION

By: _____
Title:  Corporate Secretary



**Uranium Participation Corporation**

## Press Release

FOR IMMEDIATE RELEASE                                    Trading symbol: U-T

### URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE
### AT OCTOBER 31, 2008

TORONTO, November 19, 2008 -- Uranium Participation Corporation ("Uranium Corp") reports its net asset value at October 31, 2008 was CDN$520,180,000 or CDN$7.19 per share. As at October 31, 2008, Uranium Corp's investment portfolio consisted as follows:

| (in thousands of Canadian dollars, except quantity amounts) | Quantity | Cost | Market Value |
|---|---|---|---|
| **Investments in Uranium:** | | | |
| Uranium oxide in concentrates ("$U_3O_8$") | 5,425,000 lbs | $ 262,565 | $ 296,978 |
| Uranium hexafluoride ("$UF_6$") | 1,492,230 KgU | $ 271,466 | $ 226,912 |
| | | $ 534,031 | $ 523,890 |
| $U_3O_8$ average cost and market value per pound: | | | |
| - In Canadian dollars | | $ 48.40 | $ 54.74[1] |
| - In United States dollars | | $ 43.37 | $ 45.00 |
| $UF_6$ average cost and market value per KgU: | | | |
| - In Canadian dollars | | $ 181.92 | $ 152.06[1] |
| - In United States dollars | | $ 168.15 | $ 125.00 |

[1] Converted at the October 31, 2008 exchange rate of $1.2165.

***About Uranium Participation Corporation***
Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates ($U_3O_8$) and uranium hexafluoride ($UF_6$) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

**THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.**



For further information contact:

E. Peter Farmer, President                                    (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer                       (416) 979-1991 Ext. 372